

July 27, 2023

Tom Spaeth
Chief Financial Officer
HireRight Holdings Corp
100 Centerview Drive, Suite 300
Nashville, Tennessee 37214

>       **Re:  HireRight Holdings Corp**
>             **Form 10-K for the Fiscal Year Ended December 31, 2022**
>             **Filed March 10, 2023**
>             **File No. 1-40982**

Dear Tom Spaeth:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income and Adjusted Diluted Earnings Per Share, page 64

1.    Please tell us the Adjusted Net Income effective tax rate for each period presented and explain why you believe it is reasonable.  Also, explain why it is appropriate to use GAAP tax benefits considering your history of significant Adjusted income before income taxes. In this regard, you should include current and deferred income tax expense commensurate with this non-GAAP measure of profitability.  Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services